Otis Gallery LLC

335 Madison Ave, 3rd Floor

New York, NY 10017

April 3, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Charlie Guidry

Re:	Otis Gallery LLC

Offering Statement on Form 1-A

Filed February 20, 2019

File No. 024-10951

Ladies and Gentlemen:

We hereby submit the responses of Otis Gallery LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated March 19, 2019, providing the Staff’s comments with respect to the Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 1-A filed February 20, 2019

Risk Factors, page 7

1.	We note that your manager may arrange to sell some of its interests after the offering. Please revise to clarify under what circumstances the manger may sell these interests, so that investors can appreciate why your manager might liquidate some of its interests in you.

Response: We have revised our disclosure to indicate that our manager has no present intention to sell its interests, and any future sales would be based upon our potential need for capital, market prices of the interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests.

Plan of Distribution and Selling Shareholders, page 20

2.	You indicate that you “intend to distribute the Series #KW Interests exclusively through the Otis Platform,” which your manager owns and operates. Based on the Solicitation Agreement, it appears that you, and not your manager, are licensing the “Platform Technology.” You also indicate that North Capital Private Securities Corporation is serving as both executing broker and escrow agent. Please clarify both North Capital’s and the Platform Technology’s roles if the offering is distributed exclusively through the manager-owned-and-operated Otis Platform.

Response: Section 3 of the Solicitation Agreement incorrectly identifies the Company and not Otis Wealth, Inc. (the “Manager”) as the party to whom the Platform Technology (as defined in the Solicitation Agreement) will be licensed. This is an error. North Capital Investment Technology actually licensed the Platform Technology to the Manager on February 6, 2019 pursuant to a Software and Services License Agreement (the “License Agreement”). The License Agreement was not filed as an exhibit to the Offering Statement as it is not a contract to which the Company is a party. The Company and North Capital Private Securities Corporation (“North Capital”) have entered into an amendment to the Solicitation Agreement that modifies Section 3 to clarify that the Platform Technology has been licensed to the Manager and not the Company. This amendment is filed as Exhibit 6.5 to Amendment No. 1 to the Offering Statement (the “Amended Offering Statement”).

U.S. Securities and Exchange Commission

April 3, 2019

Pursuant to the Solicitation Agreement, North Capital is acting as our soliciting agent and executing broker. Under the terms of the Solicitation Agreement, North Capital will identify individuals and/or institutions that North Capital wishes to solicit on behalf of the Company for the offering of securities contemplated by the Offering Statement (the “Offering”), who, together with any other individuals or institutions who are referred by the Company are considered “Prospects” under the Solicitation Agreement. These Prospects will be referred to the Otis Platform, which is powered by the Platform Technology, and will be able to review the Offering Statement and all subscription documents and purchase securities in the Offering. North Capital will have access to the subscription information provided by Prospects and will serve as broker of record for the Offering by processing transactions by Prospects through the Platform Technology and providing investor qualification services (e.g. Know Your Customer and Anti Money Laundering checks). The Amended Offering Statement is revised to update all references to North Capital so that they are now consistent with the foregoing description.

3.	Please clarify who will be offering and selling your interests in this offering. On your cover page you suggest that you, presumably in reliance upon Exchange Act 3a4-1, are offering your interests on a best efforts basis. However, elsewhere in the prospectus you state that the broker will sell your interests in this offering. Further, we note your disclosure that the broker will not serve as a finder or underwriter. Please revise to clarify your role and the roles of the broker and manager in this offering.

Response: We have revised the Offering Statement to clarify that North Capital is acting as our soliciting agent and executing broker as described in our response to Comment No. 2 above. We have deleted statements indicating that North Capital is not acting as a finder or underwriter. We have clarified that our role will be to advertise and market our offering and otherwise identify potential investors and refer them to the Otis Platform which utilizes the licensed Platform Technology and related services from North Capital to process investments from such investors.

Use of Proceeds to Issuer, page 25

4.	We note that the sale of the minimum for the offering will generate proceeds of $125,000, which is less than the purchase price of the painting. Please disclose what you intend to do if the total amount of the offering is above the minimum but generates less than the purchase price of the painting, including how you intend to fund the difference, if at all. In this regard, we note that the promissory note granted to your manager in exchange for the painting requires repayment of the purchase price of the painting within 14 business days of the closing of the offering.

Response: The promissory note granted to the Manager in exchange for the painting requires repayment of the purchase price of the painting within 14 business days of the Offering Funding Date (as defined in the promissory note). Offering Funding Date is defined as the date on which the offering for the Series Asset is fully funded through an offering conducted by the Company (emphasis added). If less than the maximum amount is raised in the Offering, then the note will not mature as the Offering would not be fully funded. As indicated in the Note, however, at the Company’s option, a portion of the principal balance of the promissory note may be prepaid. If less than the maximum amount was raised, a portion of the proceeds would be used to prepay some of the principal balance of the promissory note. We have clarified this disclosure in Use of Proceeds Section of the Amended Offering Statement.

Description of the Business, page 26

5.	You disclose that the piece has a “retail value” of $250,000. Considering that the painting recently sold for $237,500, please disclose how you calculated the higher “retail value.”

Response: We have removed references to “retail value” throughout the Offering Statement. All references to value of the painting now refer to its acquisition cost.

U.S. Securities and Exchange Commission

April 3, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

6.	Please state whether, in your opinion, the proceeds from this offering will satisfy your cash requirements or whether you will need to raise additional funds in the next six months to implement your plan of operations. See Part II, Item 9(c) of Form 1-A.

Response: In our opinion, the proceeds from the Offering will satisfy our cash requirements for the next six months even if only the minimum amount is raised in the Offering. As indicated in our response to the Staff’s comment No. 4 above, if less than the maximum amount is raised, the Manager’s promissory note will not mature, and prepayment of the Manager’s promissory note is at the option of Series #KW. Series #KW will only elect to prepay that portion of the Manager’s promissory note that it can pay down after putting aside adequate cash reserves to meet its cash requirements for at least six months following the closing of the Offering. We have added a statement regarding the foregoing to the Amended Offering Statement.

Securities Being Offered, page 46

7.	Please revise your disclosure regarding your Operating Agreement’s exclusive forum clause to clarify that, if the Delaware Chancery Court does not have jurisdiction over an action, then the action may be brought in other federal or state courts located in Delaware. In addition, please disclose whether the exclusive forum provision applies to claims under the Exchange Act and/or Securities Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: We have revised our disclosure to provide that if, for any reason, the Delaware Chancery Court does not have jurisdiction over an action, then the action may be brought in other federal or state courts located in Delaware. We have further revised our disclosure to provide that the exclusive jurisdiction provision contained in our Operating Agreement does not apply to claims under the Securities Exchange Act of 1934 or the Securities Act of 1933. We also provide in the revised disclosure that Section 27 of the Securities Exchange Act of 1934 creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934 or the rules and regulations thereunder, and Section 22 of the Securities Act of 1933 creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act of 1933 or the rules and regulations thereunder.

Exhibit 12.1

8.	Counsel may not assume the due execution and delivery of documents of the party it is representing. Please revise the third paragraph of the opinion accordingly.

Response: We have made these revisions as requested by the Staff.

General

9.	Please state your election under Section 107(b) of the Jobs Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please refer to General Rule (a)(3) of Part F/S of Form 1-A.

Response: The Company has elected to use the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act. We have revised our risk factor to so state, including a statement that our financial statements may not be comparable to companies that comply with public company effective dates. We also revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to include such a statement.

U.S. Securities and Exchange Commission

April 3, 2019

10.	We note that you plan to hold the assets marketed on the Otis Platform “indefinitely for an average of five to ten years.” Please revise to clarify whether you plan to hold these assets indefinitely, or for a period of five to ten years. In addition, we note that your “mission is to democratize wealth accumulation by providing access, liquidity and transparency.” Please balance this disclosure on page 1, page 26 and in the Risk Factors section with disclosure of the risks associated with your failure to liquidate your assets; in this regard, please discuss the fact that, regardless of whether you sell your assets, you will continue to incur costs associated with such assets.

Response: We have revised the disclosure in the Amended Offering Statement to provide that we plan to hold the assets marketed on the Otis Platform for an average of five to ten years. The reference to “indefinitely” was a typo. We have also revised the disclosure in the Amended Offering Statement to include the following new risk factor in order to balance the disclosure on page 1, page 26 and elsewhere regarding our mission statement:

If we are unable to liquidate an underlying asset at a time when we desire to do so or at all, investors may not receive any return on their investment and may lose their entire investment.

Our strategy is to acquire assets, hold such assets for a period of time (on average between five and ten years) and then sell such assets at a premium over our acquisition price so that investors in our company can make a return on their investment. In addition, our plan and mission is to seek to provide liquidity to investors by providing a platform for investors to transfer their interests in a series for cash or for interests in another series. However, Operating Expenses, including fees and costs incurred in connection with the management of an underlying asset, the preparation of reports and accounts for each series, insurance premiums, taxes, governmental fees, legal and accounting fees and other costs and expenses are the responsibility of each series of our company. If we are unable to liquidate our asset at a time when we desire to do so or at all, these Operating Expenses will accumulate and reduce any return that an investor in our company may hope to make or cause an investor to lose his entire investment. Furthermore, if we are unable to provide investors with liquidity through the ability to make secondary sales on our platform and we are unable to liquidate an underlying asset, then Operating Expenses will over time reduce the value of the interests such investors may hold resulting in a loss to such investor.

Signatures, page III-2

11.	The offering statement must also be signed by your principal financial officer and principal accounting officer. Please revise.

Response: The principal executive officer is also the principal financial and accounting officer. We have revised the signature page to clarify.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (332) 201-5259 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Otis Gallery, LLC
By: Otis Wealth, Inc., its managing member

By:	/s/ Michael Karnjanaprakorn
Michael Karnjanaprakorn
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.